

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2025

David Wright
Chief Executive Officer
Pattern Group Inc.
1441 West Innovation Way, Suite 500
Lehi, UT 84043

>   **Re: Pattern Group Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 10, 2025**
>   **File No. 333-289810**

Dear David Wright:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 25, 2025 letter.

Amendment No.1 to Registration Statement on Form S-1

Summary Consolidated Financial and Other Data, page 17

1.   Please explain in detail how you derived the numerator and denominator of your pro forma net earnings (loss) per share calculations.

      Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stuart Ogg